Exhibit A

Mr. Bedell also directly owns an employee stock option to purchase 50,000 shares of Class A Common Stock with (i) exercise price of $20.69 per share,(ii) vesting in five equal annual installments beginning on 02/08/2004 and (iii) expiration on 02/08/2013.